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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on May 21, 2004

No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

1-800 CONTACTS, INC.
(Exact name of registrant as specified in its charter)

Delaware	87-0571643
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

66 E. Wadsworth Park Drive, 3rd Floor
Draper, Utah 84020
(801) 924-9800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

R. Joe Zeidner
Chief Legal Officer and Secretary
1-800 CONTACTS, INC.
66 E. Wadsworth Park Drive, 3rd Floor
Draper, Utah 84020
(801) 924-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, Esq.
Kirkland & Ellis LLP
200 E. Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

        Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.01 per share	155,084 shares	$15.39	$2,386,742.76	$303

(1)
Estimated solely for the purpose of calculating the amount of the registration fee, pursuant to Rule 457(c) of the Securities Act, on the basis of the average high and low prices of the registrant's common stock on May 19, 2004, as reported by the Nasdaq National Market.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 21, 2004

PROSPECTUS

155,084 Shares

1-800 CONTACTS, INC.

Common Stock

        This prospectus relates to 155,084 shares of common stock of 1-800 CONTACTS, INC., which may be sold from time to time by the selling stockholders named herein, or their transferees, pledges, donees or successors. These stockholders acquired shares directly from our company in connection with our acquisition of VisionTec CL Ltd., a developer and manufacturer of daily contact lenses based in the United Kingdom (subsequently renamed ClearLab UK, Ltd.) on February 24, 2004. We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

        The shares are being registered to permit the selling stockholders to sell the shares from time to time in the public market. The selling stockholders may sell this common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled "Plan of Distribution" beginning on page 27.

        Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors in the section entitled "Risk Factors" beginning on page 3.

        Our common stock is traded on the Nasdaq National Market under the symbol "CTAC." On May 20, 2004, the last reported sales price of our common stock on the Nasdaq National Market was $15.45 per share.

        Our principal executive offices are located at 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020 and our telephone number at that address is (801) 924-9800.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                        , 2004.

        You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. You should not assume that the information in this prospectus, in any prospectus supplement or in any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. The common stock is not being offered in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC's Web site. The address of this site is http://www.sec.gov. You may also inspect reports and other information concerning us on our web site, at http://www.1800contacts.com. Information on our web site does not constitute part of this prospectus.

        We have filed with the SEC a registration statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. Statements made in this prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. You may obtain copies of the registration statement, and any amendments to that document, from the SEC in the manner described above.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities described in this prospectus. The documents we are incorporating by reference are as follows:

  (a)
  our Annual Report on Form 10-K for the fiscal year ended January 3, 2004 (File No. 0-23633);

  (b)
  our Definitive Proxy Statement on Schedule 14A, filed on April 26, 2004 (File No. 0-23633);

  (c)
  our Quarterly Report on Form 10-Q for the quarter ended April 3, 2004 (File No. 0-23633);

  (d)
  our Current Report on Form 8-K relating to the Lens Express and Lens 1st acquisition filed on February 14, 2003, as amended by our Current Report on Form 8-K/A filed on April 15, 2003 (File No. 0-23633); and

  (e)
  the description of our common stock, par value $0.01 per share, contained in our Registration Statement on Form S-1 initially filed with the Commission on June 9, 1999, as amended (Registration Statement No. 333-80289), and any other amendments or reports filed for the purpose of updating that description.

        Any statement contained in a document incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

        You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Robert G. Hunter
Vice President, Finance and Treasurer
1-800 CONTACTS, INC.
66 E. Wadsworth Park Drive, 3rd Floor
Draper, Utah 84020
(801) 924-9800

ii

THE COMPANY

        We are a leading direct marketer of replacement contact lenses and we also conduct contact lens manufacturing and development operations in Singapore and the U.K. We recently announced that we had shipped our ten millionth order to more than 5 million customers since inception. Through our easy-to-remember, toll-free telephone number, "1-800 CONTACTS" (1-800-266-8228), and through our Internet addresses, we sell all of the popular brands of contact lenses, including those manufactured by Johnson & Johnson Vision Care, CIBA Vision, Bausch & Lomb, Ocular Sciences and CooperVision. Our high volume, cost-efficient operations, supported by our proprietary management information systems, enable us to offer consumers an attractive alternative for obtaining replacement contact lenses in terms of convenience, price, speed of delivery and customer service. As a result of our extensive inventory of more than 35,000 SKUs, we generally ship approximately 95% of our orders within one business day of receipt and verification of prescriptions.

        Our Internet sales channel continued to grow in fiscal 2003 and enhances our ability to cost effectively serve our customers. Our Internet sales accounted for approximately half of our total revenue during 2003. Our online presence enables us to operate more efficiently by substantially reducing the payroll and long distance costs associated with telephone orders. This increased efficiency allows us to offer Internet customers free shipping in addition to other services such as e-mail shipping confirmation, online order tracking and e-mail correspondence.

        We market our products through a national advertising campaign that aims to increase recognition of the 1-800 CONTACTS brand name, increase traffic on our website, add new customers, continue to build strong customer loyalty and maximize repeat purchases. As compared to other direct marketers of replacement contact lenses, we believe that our toll-free telephone number and Internet addresses afford us a significant competitive advantage in generating consumer awareness and repeat business. We spent approximately $20.2 million on advertising in fiscal 2003, spent $8.8 million in the first fiscal quarter of 2004 and have invested more than $140 million in our national advertising campaign over the last several years. Our experience has been that increases in advertising expenditures have a direct impact on the growth of net sales.

        On July 24, 2002, we completed the acquisition of certain net assets and the majority of the business operations of IGEL, a developer and manufacturer of contact lenses based in Singapore. The acquisition was effected through our wholly owned subsidiary, IGEL Acquisition Co. Pte Ltd (subsequently renamed ClearLab Pte Ltd). Subsequent to fiscal 2003 year-end, ClearLab Pte Ltd has been renamed ClearLab International ("ClearLab International"). ClearLab International will be the principal marketing organization for our international wholesale manufacturing business, focusing on the marketing of contact lens products to major retailers and distributors, as well as providing contract manufacturing capacity for other contact lens manufacturers. ClearLab International manufactures a wide range of frequent replacement spherical and toric lenses and is focused on developing new lens materials.

        On February 24, 2004, we acquired VisionTec CL Ltd., a developer and manufacturer of daily contact lenses based in the United Kingdom. VisionTec has developed a method for low cost, high quality production of daily disposable contact lenses using a unique proprietary material. VisionTec has subsequently been renamed ClearLab UK, Ltd. ("ClearLab UK"). The business will operate as a manufacturing affiliate of ClearLab International. We have recently completed the testing of our manufacturing capabilities for ClearLab UK's daily products and are currently expanding our production capabilities. We will increase our product offerings to the international markets in fiscal 2004, as we begin to market the products. The transaction was accomplished as a purchase of all of the stock of VisionTec. As consideration for the shares, we paid approximately $3.8 million in cash (including $0.6 million in transaction costs) and 155,084 shares of our common stock with a fair value of approximately $3.2 million. In addition, we have agreed to pay a per unit royalty to the former shareholders of VisionTec for a period of ten years.

        ClearLab International's and ClearLab UK's development and manufacturing capabilities also provide us with greater access to future contact lens products for the U.S. retail market. This is critical to our strategy should our access to contact lenses from the major contact lens manufacturers be disrupted, curtailed or otherwise negatively impacted, or if the manufacturers do not provide us with contact lenses at competitive pricing and with competitive marketing support.

        On January 30, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of Lens Express LLC and Camelot Ventures/CJ, L.L.C. d/b/a Lens 1st (collectively, the "seller"), two leading U.S. mail order contact lens retailers. The assets acquired included databases, customer information, web sites and Internet addresses or domain names, telephone numbers, certain specified contracts and intellectual property rights. In addition, acquired assets included certain property, equipment, inventories, receivables and prepaid expenses. With the exception of specifically identified liabilities, we did not assume the liabilities of the seller. The liabilities assumed by us included certain of the seller's identified contracts, accounts payable, accrued liabilities, certain customer program obligations and severance obligations as of January 30, 2003.

        On June 30, 2003, we and Cole National Corporation ("Cole") announced that we had signed an agreement under which our customers can receive discounted eye exams and value pricing on eyeglasses, sunglasses and other vision products that we do not sell from a network of doctors contracted with Cole Managed Vision and associated with more than 1,500 Pearle Vision, Pearle VisionCare, Sears Optical and Target Optical stores in the United States. Cole initially offered its network of doctors through at least June 29, 2004. We retain the contact lens business of customers referred to Cole stores. Subsequent to the first fiscal quarter of 2004, this agreement was extended through March 31, 2005.

        1-800 CONTACTS, INC. was incorporated under the laws of the State of Utah in February 1995 and was reincorporated under the laws of the State of Delaware in February 1998 in conjunction with our initial public offering of common stock. We are the successor to the business founded by our Vice President of Trade Relations in March 1991. Our principal executive office is located at 66 E. Wadsworth Park Drive, 3rd Floor, Draper, Utah 84020, and our telephone number is (801) 924-9800. We maintain a website on the Internet at www.1800contacts.com. We provide on this website, free of charge, periodic and current reports as soon as is reasonably practicable after such material is furnished to or filed with the SEC.

        For additional information regarding our business, see our filings with the Securities and Exchange Commission, which are incorporated by reference into this prospectus. Copies of these filings may be obtained as described under "Where You Can Find More Information," above.

RISK FACTORS

        You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are all of the risks that we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, operating results and financial condition and could result in a complete loss of your investment.

        This prospectus contains forward-looking statements that involve known and unknown risks and uncertainties. These statements relate to our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks Relating to Our Business

Our sales growth may not continue at historical rates and we may encounter unforeseen difficulties in managing our future growth.

        From our formation in February 1995 through fiscal 2001, we experienced rapid growth. Net sales for fiscal 2002 decreased slightly as compared to fiscal 2001 mainly due to a decline in new sales as a result of spending less on advertising as a part of our effort to manage demand for Johnson & Johnson Vision Care products in response to Johnson & Johnson Vision Care's refusal to sell to us during fiscal 2002. While our net sales increased again in fiscal 2003, our ability to compete effectively and to manage future growth, if any, will require us to continue to improve our financial and management controls and our reporting systems and procedures on a timely basis and to expand, train and manage our employee base. Our failure or inability to accomplish any of these goals could harm our business.

Compliance with the new prescription verification requirements of the Fairness to Contact Lens Consumer Act could have an adverse impact on our business.

        In November 2003, Congress passed the Fairness to Contact Lens Consumer Act ("FCLCA") which establishes a national uniform standard for both eye care practitioners and direct marketers with regard to releasing and verifying consumer contact lens prescriptions as well as other requirements relating to the sale of contact lenses. The FCLCA became effective February 4, 2004, and, among other things, requires that contact lenses only be sold to consumers based on a valid prescription. Satisfying this prescription requirement obligates the seller either to obtain a copy of the prescription itself or to verify the prescription by direct communication with the customer's prescriber. Consistent with this requirement, our current operating practice is to require all customers to provide either a valid copy of their prescription or the contact information for their prescriber so that we can verify their prescription by direct communication with their prescriber. If we do not have a valid copy of the customer's prescription, we communicate directly to the customer's prescriber the precise prescription information received from the customer and inform the prescriber that we will proceed with the sale based on this prescription information unless the prescriber advises us within eight business hours that such prescription information is expired or otherwise invalid. If the prescriber properly advises us within this time period that the customer's prescription is expired or otherwise invalid, our practice is to cancel the customer's order. On the other hand, if the prescriber either advises us that the prescription is valid or fails to respond properly within the required time period, our practice is to complete the sale based on the prescription information communicated to the prescriber, as expressly permitted by the FCLCA. We retain copies of the written prescriptions that we receive and maintain records of our communications with the customer's prescriber.

        Although the FCLCA eliminates much of the previous legal risk and uncertainty associated with numerous differing and often ambiguous or archaic state laws and regulations that had previously governed the sale of contact lenses, we anticipate that our adherence to the FCLCA's new requirements nationwide will result in our canceling a greater portion of our customers' orders due to their prescriptions being expired or otherwise invalid. Our net sales for fiscal 2003 and the first quarter of fiscal 2004 were negatively impacted by canceled orders due to our prescription verification procedures, including, most significantly, those implemented as part of the Johnson & Johnson Vision Care agreement in 2003, and the revisions to our prescription verification procedures made on February 4, 2004 in response to the FCLCA. We are uncertain of the ultimate impact these prescription verification procedures will have on future net sales.

Our net sales could be negatively impacted if eye care practitioners fail to comply with the new prescription verification requirements of the FCLCA.

        The FCLCA, which establishes a national uniform standard with regard to releasing and verifying contact lens prescriptions, requires all eye care practitioners to give patients a copy of their prescription as soon as they have been fitted for contact lenses, whether the patients ask for it or not. It also requires all eye care practitioners to respond to direct marketers' requests to verify consumer prescriptions and provides that their failure to respond within eight business hours shall result in the prescription being presumed valid. Our net sales for the first quarter of fiscal 2004 were negatively impacted by canceled orders due to revisions to our prescription verification procedures made on February 4, 2004 in response to the FCLCA. We believe that since the enactment of the FCLCA, many orders have been cancelled unnecessarily by eye care practitioners who prefer to record sales of contact lenses at their own store. Eye care practitioners may, among other things, solicit our customer during the verification delay period, respond that prescriptions are expired or invalid but then sell contact lenses without further examination or refuse to release prescriptions automatically to all contact lenses wearers. If eye care practitioners fail to comply with the FCLCA, and if the new rules are not vigorously enforced, the new prescription verification requirements could have an adverse impact on our net sales.

A portion of our sales may be found not to comply with applicable state laws and regulations governing the delivery and sale of contact lenses.

        Although the FCLCA overrides state laws or regulations that purport to impose stricter prescription verification procedures on direct marketers or that otherwise conflict with the general purposes and objectives of the FCLCA, the sale and delivery of contact lenses to consumers may also be subject to limited regulation by the state where the customer is located. For example, a some states require that contact lenses only be sold by persons licensed or registered to do so under that state's laws. A dispenser may be required to be licensed as an eye care professional (i.e., optometrist, ophthalmologist or optician) or to be licensed or registered as a contact lens seller depending on the requirements of the particular state in which the customer is located. Such state laws or regulations may or may not run afoul of the FCLCA or other federal or constitutional requirements depending on their particular provisions. Although we are registered as a contact lens seller in several states in compliance with the regulations thereto, neither we nor any of our employees is a licensed eye care professional in many of the states in which we do business.

        Any action brought against us based on our failure to comply with applicable state laws and regulations could result in fines to us, our being prohibited from making sales in a particular state, our being required to comply with such laws or could constitute a misdemeanor. Such required compliance could result in:

  •
  increased costs to us;

  •
  the inability to sell to customers at all in a particular state if we cannot comply with such state's laws; and

  •
  misdemeanor penalties and civil fines.

        The occurrence of any of the above results could have a material adverse effect on our ability to sell contact lenses and to continue to operate profitably. Furthermore, there can be no assurance that states will not enact or impose laws or regulations that prohibit mail order dispensing of contact lenses or otherwise impair our ability to sell contact lenses and continue to operate profitably. We have not obtained an opinion of counsel with regard to our compliance with all applicable state laws and regulations or the enforceability of such state laws and regulations, and information contained in this prospectus regarding our compliance with applicable state laws and regulations should not be construed as being based on an opinion of counsel. From time to time, we receive notices, inquiries or other correspondence from states or their regulatory bodies charged with overseeing the sale of contact lenses. We are currently involved in litigation brought by the Kansas Board of Examiners in Optometry regarding our alleged business practices in Kansas. We have in the past, and intend in the future, to vigorously defend any actions brought against us.

We cannot ensure that the contact lenses we sell but do not manufacture meet all federal regulatory requirements.

        Contact lenses are regulated as medical devices by the FDA. Under the Federal Food, Drug, and Cosmetic Act (the "FDC Act"), medical devices must meet a number of regulatory requirements, including the requirement that they be cleared or approved by the FDA, be manufactured in accordance with good manufacturing practice regulations, be labeled in compliance with federal law, and be listed with the FDA. We attempt to ensure that the lenses we buy do comply with federal laws. However, if we are not the manufacturer, we cannot ensure that the lenses we sell do comply with the FDC Act. The distribution of medical devices that do not comply with the FDC Act is unlawful, and subjects the distributor and the devices themselves to FDA regulatory action. The possible sanctions include warning letters from the FDA, injunction, civil penalties, and criminal prosecution, as well as seizure of the contact lenses.

It is possible that the FDA could consider certain of the contact lenses we sell to be misbranded.

        The FDA also regulates the labeling of medical devices. The contact lenses that we sell are prescription devices, and therefore contain the statement required by FDA regulations: "Caution: Federal law restricts this device to sale by or on the order of a            (physician or other licensed practitioner)." The FCLCA also requires that contact lenses only be sold to consumers based on a valid prescription. Satisfying this prescription requirement obligates the seller either to obtain a copy of the prescription itself or to verify the prescription by direct communication with the customer's prescriber. Consistent with the FCLCA, our operating practice is to require all customers to provide either a valid copy of their prescription or the contact information for their prescriber so that we can verify their prescription by direct communication. If we do not have a valid copy of the customer's prescription, we communicate directly to the customer's prescriber the precise prescription information received from the customer and inform the prescriber that we will proceed with the sale based on this prescription information unless the prescriber advises us within eight business hours that such prescription information is expired or otherwise invalid. If the prescriber either advises us that the prescription is valid or fails to respond properly within the required time period, the FCLCA specifically allows us to complete the sale based on the prescription information communicated to the prescriber. While it is our practice to update and test our systems, provide continuing training to our employees, and verify their compliance with our policies through a robust quality assurance process, it is possible that contact lenses may be shipped to a consumer without completing all of the steps listed above. Although the FDA has not objected to the sale of contact lenses without a written prescription or other order directly from the customer's eye care practitioner, it is possible that the FDA will consider contact lenses that are sold in such a fashion to be misbranded. The sale of misbranded devices is unlawful under the FDC Act, and can result in a warning letter, seizure, injunction, civil penalties, or prosecution. To date, we have not received any notices from the FDA.

We currently purchase some of our products from unauthorized distributors, and we are not an authorized distributor for some of the products that we sell.

        We are an authorized distributor for contact lenses manufactured by Johnson & Johnson Vision Care, Bausch & Lomb, CIBA Vision and CooperVision. Ocular Sciences is the only remaining major manufacturer that refuses to sell directly to us. Historically, we have purchased a substantial portion of our products from unauthorized distributors, but this is expected to decrease in the future due to our relationships with most of the major contact lens manufacturers.

        As a result of some manufacturers' refusal to sell to us, we are not an authorized dealer for some of the products which we sell. In addition, we believe that the price which we pay for certain products is sometimes higher than those paid by eye care practitioners, retail chains and mass merchandisers, who are able to buy directly from the manufacturers of such lenses and who benefit from being allowed to participate in cooperative advertising funds, coupon, sample, rebate and other marketing and promotional programs. Although we have been able to obtain most contact lens brands at competitive prices in sufficient quantities on a regular basis, there can be no assurance that we will not encounter difficulties in the future. Our inability to obtain sufficient quantities of contact lenses at competitive prices would have a material adverse effect on our business, financial condition and results of operations.

Our manufacturing facilities and products are subject to stringent regulation by the FDA.

        Under the FDC Act and implementing regulations, the FDA regulates the testing, manufacturing, labeling, distribution, and promotion of medical devices such as contact lenses. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of product distribution, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request the recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.

        Before a new device can be introduced into the U.S. market, it must receive from the FDA premarket notification clearance under Section 510(k) of the FDC Act or premarket approval pursuant to the more costly and time-consuming premarket approval application (PMA) procedure. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. While less expensive and time-consuming than obtaining PMA clearance, securing 510(k) clearance may involve the submission of a substantive review of six months or more. Any products manufactured or distributed pursuant to 510(k) clearance are subject to pervasive and continuing regulation by the FDA, including record keeping requirements and reporting of adverse experience with the use of the device.

        Most of ClearLab International's products have 510(k) clearance and any new products under development, including ClearLab UK's, to be marketed in the United States will undergo clinical studies to support a 510(k) or PMA. There is no certainty that clinical studies involving new products will be completed in a timely manner or that the data and information obtained will be sufficient to support the filing of a PMA or 510(k) clearance. We cannot assure you that we will be able to obtain necessary clearances and approvals to market new devices or any other products under development on a timely basis, if at all, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances, or failure to comply with existing or future regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

        As a manufacturer of medical devices, ClearLab International and ClearLab UK are required to register with the FDA and comply with the FDA's Code of Federal Regulations quality system requirements. These regulations require that ClearLab International and ClearLab UK manufacture products and maintain manufacturing, testing and control activities records in a prescribed manner, and maintain careful records of, and control over, device design development. Further, we are required to comply with FDA requirements for labeling and promoting products. ClearLab International and ClearLab UK are subject to periodic inspections by the FDA and can be subjected to a number of regulatory actions if the FDA finds ClearLab International or ClearLab UK to be not in compliance with applicable laws and regulations. If the FDA believes that ClearLab International or ClearLab UK may not be operating in compliance with applicable laws and regulations, it can record its observations on a Form FDA 1483; place ClearLab International or ClearLab UK under observation and re-inspect the facilities; institute proceedings to issue a warning letter apprising of violative conduct; detain or seize products; mandate a recall; enjoin future violations; and assess civil and criminal penalties against ClearLab International or ClearLab UK, their officers or their employees. In addition, in appropriate circumstances, the FDA could withdraw clearances or approvals. Failure to comply with regulatory requirements or any adverse regulatory action could have a material adverse affect on us.

        Manufacturers of medical devices for marketing in the United States also must comply with medical device reporting ("MDR") requirements that companies report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. ClearLab International and ClearLab UK are subject to routine inspection by the FDA for compliance with quality systems requirements, MDR requirements, and other applicable regulations. We cannot assure you that we will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon our business, financial condition or results of operations.

Our manufacturing facilities and products are subject to stringent regulation by various foreign jurisdictions in which our products are manufactured and/or sold.

        ClearLab International's products and ClearLab UK's products also are subject to regulation in other countries in which their products are sold. The laws and regulations of such countries range from comprehensive medical device approval procedures such as those described above to simple requests for product data or certifications. The number and scope of these laws and regulations are increasing. In particular, medical devices in the EU are subject to the EU's medical devices directive (the "Directive").

        Under the system established by the Directive, all medical devices other than active implants and in vitro diagnostic products currently must qualify for CE marking. "CE marking" means the manufacturer certifies that its product bearing the CE mark satisfies all requirements essential for the product to be considered safe and fit for its intended purpose. ClearLab International and ClearLab UK has undergone such conformity assessment and has received CE marking authorization for all products that it currently markets in the EU.

        Although member countries must accept for marketing medical devices bearing a CE marking without imposing further requirements related to product safety and performance, each country may require the use of its own language or labels and instructions for use. "National Competent Authorities" who are required to enforce compliance with the requirements of the Directive can restrict, prohibit and recall CE-marked products if they are unsafe. Such a decision must be confirmed by the European Commission in order to be valid. Member countries can impose additional requirements as long as they do not violate the Directive or constitute technical barriers to trade.

        Additional approvals from foreign regulatory authorities may be required for international sale of our products in non-EU countries. Failure to comply with applicable regulatory requirements can result in the loss of previously received approvals and other sanctions and could have a material adverse effect on our business, financial condition and results of operations.

We obtain a large percentage of our inventory from a limited number of suppliers and we derive a significant portion of our net sales from the sale of a single brand of contact lenses.

        A single distributor supplied us with approximately 46%, 35% and 23% of our inventory purchases in fiscal 2001, 2002 and 2003, respectively, and our top three suppliers accounted for approximately 70%, 63% and 59% of our inventory purchases in fiscal 2001, 2002 and 2003, respectively. In the event that any of these suppliers could no longer supply us with contact lenses, there can be no assurance that we could secure other adequate sources of supply, or that such supply could be obtained on terms no less favorable to us than our current supply, which could adversely affect us by increasing our costs or, in the event adequate replacement supply cannot be secured, reducing our net sales. In that regard, we do not have any contracts with manufacturers or distributors of contact lenses which provide for an absolute guarantee of supply to us.

        As a result of our agreement to become an authorized retailer of Johnson & Johnson Vision Care contact lenses, we will become increasingly dependent on Johnson & Johnson Vision Care, and the loss of that relationship could have a material adverse effect on our business in the future. Sales of products manufactured by Johnson & Johnson Vision Care accounted for approximately 40% of our net sales in fiscal 2001, 2002 and 2003.

Our quarterly results are likely to vary based upon the level of sales and marketing activity in any particular quarter.

        We currently expense all advertising costs, including all direct-mail advertising costs, when the advertising first takes place. As a result, quarter-to-quarter comparisons are affected by the timing of television, radio and Internet advertisements and by the mailing of our printed advertisements within and between quarters. The volume of mailings and other advertising may vary in different quarters and from year to year depending on our assessment of prevailing market opportunities. Our operating results for any particular quarter may not be indicative of future operating results. For example, we typically decrease our advertising expenditures in the fourth quarter due to the increased cost to advertise during this period. As a result, we in the past have and in the future expect to generate lower revenues in the fourth quarter than in the preceding third quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. In the future our results of operations may be below the expectations of public market analysts. This in the past has and in the future could cause the trading price of our common stock to fall significantly.

We are dependent on our telephone, Internet and management information systems for the sale and distribution of contact lenses.

        Our success depends, in part, on our ability to provide prompt, accurate and complete service to our customers on a competitive basis and our ability to purchase and promote products, manage inventory, ship products, manage sales and marketing activities and maintain efficient operations through our telephone and proprietary management information systems. We conduct all of our telephone and Internet operations from a single location. A significant disruption in our telephone, Internet or management information systems could harm our relations with our customers and our ability to manage our operations. From time to time, we have experienced temporary interruptions in our telephone service as a result of the technical problems experienced by our long-distance carrier. Similar interruptions may occur in the future and such interruptions may harm our business. Furthermore, extended or repeated reliance on our back-up computer systems may harm our business.

The retail sale of contact lenses is highly competitive. Certain of our competitors are large, national optical chains that have greater resources than we have.

        The retail sale of contact lenses is a highly competitive and fragmented industry. Our principal competitors include ophthalmologists and optometrists in private practice and retail chain stores. We also compete with national optical chains, such as Cole Vision, LensCrafters and National Vision Association and mass merchandisers, such as Wal-Mart, Sam's Club and Costco. We also compete with other direct marketers of contact lenses. We may face increased competition in the future from new entrants in the direct marketing business, which may include national optical chains and mass merchandisers, some of which may have significantly greater resources than we have. In addition, many of our competitors, including most eye care practitioners, national optical chains and mass merchandisers, have direct supply arrangements with contact lens manufacturers, which in some cases afford such competitors better pricing terms and access to supply. In light of such intense competition, we may not be able to maintain our current market position or realize our anticipated growth.

The demand for contact lenses could be substantially reduced if alternative technologies to permanently correct vision gain in popularity.

        We also encounter competition from manufacturers of eyeglasses and from alternative technologies, such as surgical refractive procedures, including new refractive laser procedures such as PRK, or photo refractive keratectomy, and LASIK, or laser in situ keratomileusis. If surgical refractive procedures become increasingly accepted as an effective and safe technique for permanent vision correction, they could substantially reduce the demand for contact lenses by enabling patients to avoid the ongoing cost and inconvenience of contact lenses. Accordingly, these procedures or other alternative technologies may be developed in the future, which may cause a substantial decline in the number of contact lens wearers and thus harm our business.

We are dependent to a large degree on the services of our senior management team.

        We are dependent to a large degree on the services of our senior management team. The loss of any of our key executives could harm our business. Our ability to manage our anticipated growth will depend on our ability to identify, hire and retain highly skilled management and technical personnel. Competition for such personnel is intense. As a result, we may not be successful in attracting and retaining such personnel, and the failure to attract and retain such personnel could harm our business.

Our executive officers and directors have the ability to effectively control substantially all actions taken by our stockholders.

        As of April 30, 2004, our executive officers and directors collectively owned 4,406,104 shares of our common stock and control approximately 33.6% of our aggregate voting power. Acting together, these stockholders can effectively control substantially all actions taken by our stockholders, including the election of directors. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of 1-800 CONTACTS that might otherwise be beneficial to stockholders and may also discourage acquisition bids for 1-800 CONTACTS and limit the amount certain investors may be willing to pay for shares of our common stock.

We do not have any property rights in the 1-800 CONTACTS telephone number or the Internet addresses that we use.

        We believe that a large portion of our success is attributable to the competitive advantage we enjoy as a result of our toll-free telephone number. While we have obtained the right to use the phone number 1-800 CONTACTS as well as common "CONTACTS" misdials, we may not be able to obtain rights to use the CONTACTS phone number as new toll-free prefixes are issued. Under applicable FCC rules, we do not have and cannot acquire any property rights to this telephone number. As a result, we cannot assure you that we will be able to retain the use of the 1-800 CONTACTS telephone number in the future. The loss of our ability to use the 1-800 CONTACTS number would harm our business.

        We also have obtained the rights to various Internet addresses, including but not limited to www.1800contacts.com, www.contacts.com and www.contactlenses.com. We cannot practically acquire rights to all addresses similar to www.contacts.com. If third parties obtain rights to use similar addresses, these third parties may confuse our customers and cause our customers to inadvertently place orders with these third parties, which could result in lost sales for us and could damage our brand. As with telephone numbers, we do not have and cannot acquire any property rights in Internet addresses. As a result, we may be unable to retain the use of our Internet addresses. The loss of our ability to use our Internet addresses would harm our business.

Increases in the cost of shipping, postage or credit card processing could harm our business.

        We ship our products to customers by United States mail and other overnight delivery and surface services. We generally invoice the costs of delivery and parcel shipments directly to customers as separate shipping and handling charges. In addition, we use direct mailings to advertise our products and receive a majority of our payments from customers using credit cards. The U.S. Postal Service increased its rates in June 2002 and Federal Express increased its rates in late 2003. Any increases in shipping, postal or credit card processing rates could harm our operating results as we may not be able to effectively pass such increases on to our customers. Similarly, strikes or other service interruptions by these shippers could limit our ability to market or deliver our products on a timely basis.

Our business could be harmed if we are required to collect state sales tax on the sale of products.

        At present, we do not collect sales or other similar taxes in connection with the sale of our products to consumers located outside the state of Utah. From time to time, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing companies such as ours. A successful assertion by one or more states that we should have collected or should be collecting sales taxes on the sale of our products could result in additional costs and administrative expenses to us and corresponding price increases to our customers, which could harm our business.

We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and/or sell results in personal injury.

        We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture and/or sell results in personal injury. Although we have not experienced any losses due to product liability claims, we cannot assure you that we will not experience such losses in the future. We maintain insurance against product liability claims, but we cannot be certain that such coverage will be adequate to cover any liabilities that we may incur, or that such insurance will continue to be available on terms acceptable to us. A successful claim brought against us in excess of available insurance coverage, or any claim that results in significant adverse publicity against us, could harm our business.

We distribute substantially all of our products from a single facility.

        Substantially all of our inventory is stored and shipped from our distribution center in Salt Lake City. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of the distribution center. We may not be able to accurately anticipate all of the changing demands that our expanding operations will impose on our receiving and distribution system. In addition, events beyond our control, such as disruptions in operations due to labor disagreements, shipping problems, fires or natural disasters, may harm our business.

We may not realize all of the anticipated benefits from our relationship with Johnson & Johnson Vision Care.

        In December 2002, we reached an agreement with Johnson & Johnson Vision Care to become an authorized retailer of Johnson & Johnson Vision Care contact lenses. We began buying direct from Johnson & Johnson Vision Care during March 2003. This direct relationship with Johnson & Johnson Vision Care has lowered our product acquisition costs and allowed us to offer rebates and other incentives not previously available to our customers who wear Johnson & Johnson Vision Care lenses. We have also been able to reduce our inventory investment by purchasing a more balanced mix of products at lower prices than we have historically been able to obtain through indirect sources. This agreement also resolved long-standing disputes. However, there is no assurance that we will be able to continue to realize these benefits or other anticipated benefits in the future from our relationship with Johnson & Johnson Vision Care.

We may not realize the anticipated benefits from our marketing agreement with Cole National Corporation.

        In June 2003, we signed an agreement with Cole National Corporation under which our customers can receive discounted eye exams and value pricing on eyeglasses, sunglasses and other vision products that we do not sell from a network of doctors contracted with Cole Managed Vision and associated with more than 1,500 Pearle Vision, Pearle VisionCare, Sears Optical and Target Optical stores in the United States. Subsequent to the first fiscal quarter of 2004, we and Cole extended this agreement through March 31, 2005. Under this Agreement, Cole is offering its network of doctors to us to be used for contact lens exam referrals and we retain the contact lens business of customers referred to Cole stores. As part of the agreement, we and Cole agreed to work together on a variety of cross-marketing programs and promotions of our respective products in select test markets. The goal of these cross-marketing programs is to find other ways that we and Cole can help create value together. There is no assurance that these programs will be successful, and we may not be able to realize the anticipated benefits from our new marketing agreement with Cole. Furthermore, while we are making efforts to recover canceled orders by offering our customers referrals for contact lens exams from a Cole doctor under the Cole agreement, we are uncertain as to the number of canceled orders that can subsequently be recovered through our doctor network referral program with Cole.

We expect to continue to incur legal and professional fees related to our legal matters and our increased efforts to proactively influence the industry on our behalf and on behalf of consumers.

        We spent $2.8 million, $4.7 million and $6.4 million on legal and professional fees in fiscal 2001, 2002 and 2003, respectively. As a percentage of net sales, legal and professional fees have increased over the last few years, representing 1.7%, 2.8% and 3.4% of net sales in fiscal 2001, 2002 and 2003, respectively. During fiscal 2003, we incurred significant legal and professional fees related to our legal matters and our increased efforts, including considerable lobbying activities, to overcome the anticompetitive barriers in the industry on our behalf and on behalf of consumers. In fiscal 2002, our legal efforts included investing resources to ensure that the multi-district litigation settlement agreement with Johnson & Johnson allowed us to purchase contact lenses directly from Johnson & Johnson Vision Care. We expect to continue to incur legal and professional fees as we maintain our efforts to proactively change the laws, regulations, and anti-competitive practices affecting the industry.

We may not realize the anticipated benefits from our recent acquisitions and we may experience difficulties in integrating these acquisitions.

        We completed the acquisitions of ClearLab International in July 2002 and ClearLab UK in February 2004. ClearLab International produces a wide range of frequent replacement spherical and toric lenses and is focused on developing new lens materials. ClearLab UK has developed a method for low cost, high quality production of daily disposable contact lenses using a unique proprietary material. ClearLab UK will operate as a manufacturing affiliate of ClearLab International. ClearLab International will be the principal sales organization for our international wholesale manufacturing business. We have recently completed the testing of our manufacturing capabilities for ClearLab UK's daily products and are currently expanding our production capabilities. We intend to increase our product offerings to the international markets in 2004, as we begin to market ClearLab UK's products. However, consumer acceptance of our manufactured products may not meet our expectations, and we cannot assure you that we will be able to increase our product offerings in the international markets.

        ClearLab International's and ClearLab UK's development and manufacturing capabilities will also be critical to our strategy in the U.S. retail market should our access to contact lenses from the major contact lens manufacturers be disrupted, curtailed or otherwise negatively impacted, or if the manufacturers do not provide us with contact lenses at competitive pricing and with competitive market support. Based on previously conducted test marketing, we believe that our customers are receptive to an offer from us to try both a new product and a new eye care practitioner. In cases where manufacturers or eye care practitioners stand in the way of the customer's choice to purchase from us, we plan to be able to offer the customer the opportunity to try an alternative eye care provider and an alternative product. We cannot assure you, however, that our marketing efforts will begin as planned or will be successful, that we will be able to establish a sufficient network of eye care practitioners to prescribe our products, that customers will be receptive to new services or products offered or that we will realize the anticipated benefits from these acquisitions.

        We completed the acquisitions of Lens Express and Lens 1st in January 2003. We believe that the acquisitions of Lens Express and Lens 1st provide us with significant opportunities to increase net sales and achieve operating synergies and cost savings. There can be no assurance, however, that such benefits will be realized and that the combination of our company, Lens Express and Lens 1st will be successful.

        In addition, these recent acquisitions may present significant challenges for our management due to increased time and resources required to properly integrate the management, employees and information systems, accounting controls, personnel and administrative functions with ours and to manage the combined company on a going forward basis. We cannot assure you that we will be able to successfully integrate and streamline overlapping functions or, if successfully accomplished, that such integration will not be more costly to accomplish than presently contemplated or that we will not encounter difficulties in managing the combined company due to its increased size and scope.

We are subject to certain risks associated with our foreign operations that could harm our revenues and profitability.

        As a result of the ClearLab International and ClearLab UK acquisitions, we have significant operations in Singapore and in the United Kingdom. Certain risks are inherent in international operations, including:

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  we may have difficulty enforcing agreements and collecting receivables through certain foreign legal systems;

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  foreign customers may have longer payment cycles than customers in the United States;

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  tax rates in certain foreign countries may exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

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  general economic and political conditions in countries where we operate may have an adverse effect on our operations in those countries;

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  we may find it difficult to manage a large organization spread throughout various countries;

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  we may find it difficult to interpret foreign and domestic tax laws and anticipate our foreign tax liabilities; and

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  we may find it difficult to comply with other foreign laws and regulations.

        As we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. The occurrence of any of the foregoing risks could have a significant effect on our international operations and, as a result, our revenues and profitability.

Currency exchange rate fluctuations could have an adverse effect on our financial results.

        We face foreign currency risks primarily as a result of our acquired Singapore and U.K. operations and the intercompany balances between our U.S. and these international operations. The functional currency of our Singapore operations is the Singapore dollar, however, most of the sales of the Singapore operations and some of the expenses are denominated in U.S. dollars. We have debt and other long-term obligations of approximately $10.9 million that are denominated in Singapore dollars and mature over the next six years. Fluctuations in exchange rates between the U.S. dollar and the Singapore dollar could lead to additional currency exchange losses or gains on the intercompany balances and transactions denominated in currencies other than the functional currency. If the U.S. dollar weakens relative to the Singapore dollar, additional funds may be required to meet these obligations if the debt cannot be adequately serviced from the Singapore operations. From the date of the ClearLab acquisition, July 24, 2002, through May 5, 2004 the exchange rate has fluctuated approximately 3.6 percent (weakening of the U.S. dollar).

        The functional currency of the Company's U.K. operations is the British pound. Fluctuations in exchange rates between the U.S. dollar and the British pound could lead, as well, to currency exchange losses or gains on any intercompany balances and transactions denominated in currencies other than the functional currency. From the date of the VisionTec acquisition, February 24, 2004, through May 5, 2004, the exchange rate has fluctuated approximately 3.9 percent (strengthening of U.S. dollar).

        We have not entered into any foreign currency derivative financial instruments; however, we may choose to do so in the future in an effort to manage or hedge our foreign currency risk.

We may incur asset impairment charges that would reduce our earnings.

        We have a significant amount of goodwill and other intangible assets recorded on our balance sheet as a result of our acquisitions. SFAS No. 142, "Goodwill and Other Intangible Assets," provides that goodwill and other intangible assets with indefinite lives be tested for impairment annually using market values, or more frequently if impairment indicators arise. In assessing the recoverability of goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair market value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. If required, these charges would be included in operating income. If we determine that significant impairment has occurred, we would be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our operating results in the period in which the write-off occurs.

Our former independent public accountant, Arthur Andersen LLP, has ceased operations, and you may be unable to exercise effective remedies against it in any legal action.

        Our former independent public accountant, Arthur Andersen LLP, provided us with auditing services for prior fiscal years through December 29, 2001, including issuing an audit report with respect to our consolidated financial statements for fiscal 2001 incorporated by reference into this registration statement. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen LLP guilty of a federal obstruction of justice charge arising from the federal government's investigation of Enron Corp. On August 31, 2002, Arthur Andersen LLP ceased practicing before the SEC.

        Arthur Andersen LLP has not reissued its audit report with respect to the audited consolidated financial statements incorporated by reference into this registration statement covered by such report. Furthermore, Arthur Andersen LLP has not consented to the incorporation by reference of its audit report in this registration statement. As a result, you may not have an effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission with respect to those audited consolidated financial statements that are incorporated by reference into this registration statement, including any claim under Sections 11 and 12 of the Securities Act. In addition, even if you were able to assert such a claim, as a result of its conviction and other lawsuits, Arthur Andersen LLP may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under federal securities laws or otherwise relating to any alleged material misstatement or omission with respect to our audited consolidated financial statements. In addition, in connection with any future capital markets transaction in which we are required to include financial statements that were audited by Arthur Andersen LLP, as a result of the foregoing, investors may elect not to participate in any such offering or, in the alternate, may require us to obtain a new audit with respect to previously audited financial statements. Consequently, our financing costs may increase or we may miss attractive capital market opportunities.

Risks Relating to the Internet

Our success is dependent, in part, on continued growth in use of the Internet.

        The Internet is new and rapidly evolving. A decrease in the growth of Internet usage would harm our business. The following factors may inhibit growth in Internet usage, limit visits to our Internet addresses or limit orders placed through our website:

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  inadequate Internet infrastructure;

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  security and privacy concerns;

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  inconsistent quality of service; and

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  unavailability of low cost, high-speed service.

        Our success is dependent, in part, upon the ability of the Internet infrastructure to support increased use. The performance and reliability of the Internet may decline as the number of users increases or the bandwidth requirements of users increase. The Internet has experienced a variety of outages due to damage to portions of its infrastructure. If outages or delays occur frequently in the future, Internet usage, including usage of our website, could grow slowly or decline. Even if the necessary infrastructure or technologies are developed, we may have to spend considerable amounts to adapt our solutions accordingly.

Online security breaches could harm our business.

        The secure transmission of confidential information over the Internet is essential to maintain consumer confidence in our website. Substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our business. Any penetration of our network security or other misappropriation of our users' personal information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

        We may incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Our insurance policies' limits may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations.

        Online commerce is new and rapidly changing, and federal and state regulation relating to the Internet and online commerce is evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. Recently, the U.S. Congress enacted Internet laws regarding online children's privacy, copyrights and taxation. This or similar legislation could dampen growth in use and acceptance of the Internet. Due to the increasing popularity of the Internet, it is possible that additional laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content, copyrights, distribution, antitrust and quality of products and services. The adoption or modification of laws or regulations applicable to the Internet could harm our business operations.

        In addition, several telecommunications carriers have requested the Federal Communications Commission to regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could harm our business operations.

Changing technology could adversely affect the operation of our website.

        The Internet, online commerce and online advertising markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions and changing customer preferences. Our future success will depend on our ability to adapt to rapidly changing technologies and address our customers' changing preferences. However, we may experience difficulties that delay or prevent our being able to do so.

Risks Related to Our Common Stock

The price of our common stock has been volatile and could continue to fluctuate in the future.

        The market price for shares of the common stock has been volatile and could fluctuate substantially based on a number of factors, including quarter-to-quarter variations in our results of operations, news announcements, changes in general market conditions for contact lenses, regulatory actions, adverse publicity regarding us or the industry in general, changes in financial estimates by securities analysts and other factors. In addition, broad market fluctuations and general economic and political conditions may harm the market price of the common stock, regardless of our actual performance. In October 1998, we commenced a share repurchase program and have repurchased 1,706,500 shares through January 3, 2004.

There is a limited trading market for our common stock.

        You may not be able to resell your shares at or above the price you pay for them. The price of our common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, general economic and market conditions and changes in investor perceptions of our company. Our common stock is traded on the Nasdaq National Market under the symbol "CTAC." The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited due to the limited size of our public float. The average daily trading volume on the Nasdaq National Market from January 5, 2004 through April 30, 2004, as reported by Nasdaq, was approximately 32,346 shares. Even if a more active market develops, there can be no assurance that such a market will continue.

Certain provisions in our charter documents could delay or prevent a change in control.

        Certain provisions of our restated certificate of incorporation and our by-laws may inhibit changes in control of us not approved by our board of directors. These provisions include:

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  a classified board of directors;

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  a prohibition on stockholder action through written consents;

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  a requirement that special meetings of stockholders be called only by our board of directors or chief executive officer;

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  advance notice requirements for stockholder proposals and nominations;

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  limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

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  the authority of the board of directors to issue without stockholder approval preferred stock with such terms as the board of directors may determine.

        We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

        Except for the historical information contained herein, the matters set forth or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements involve risks and uncertainties and often depend on assumptions, data or methods that may be incorrect or imprecise. Our future operating results may differ materially from the results discussed in, or implied by, forward-looking statements made by us. Factors that may cause such differences include, but are not limited to, those discussed below and the other risks detailed in this prospectus under the heading "Risk Factors" and in our other reports filed with the Securities and Exchange Commission. Words such as "believes," "anticipates," "expects," "future," "intends," "would," "may" and similar expressions are intended to identify forward-looking statements. We undertake no obligation to revise any of these forward-looking statements to reflect events or circumstances after the date hereof.

Factors That May Affect Future Results

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  We may encounter unforeseen difficulties in managing our future growth;

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  A significant portion of our sales may be found not to comply with state laws and regulations concerning the delivery and sale of contact lenses;

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  Because we do not manufacture most of the contact lenses that we sell, we cannot ensure that all of the contact lenses we sell meet all federal regulatory requirements;

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  It is possible that the FDA could consider certain of the contact lenses we sell to be misbranded;

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  We currently purchase a portion of our products from unauthorized distributors and are not an authorized distributor for some of the products that we sell;

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  We obtain a large percentage of our inventory from a limited number of suppliers, with a single manufacturer accounting for 46%, 35% and 23% of our inventory purchases in fiscal 2001, 2002 and 2003, respectively. In addition, our top three suppliers accounted for 70%, 63% and 59% of our inventory purchased in fiscal 2001, 2002 and 2003, respectively;

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  We may continue to incur significant legal and professional fees related to our legal matters and our efforts to proactively influence the industry on our behalf and on behalf of consumers;

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  Our quarterly results are likely to vary based upon the level of sales and marketing activity in any particular quarter;

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  We are dependent on our telephone, Internet and management information systems for the sale and distribution of contact lenses;

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  The retail sale of contact lenses is highly competitive; and certain of our competitors are large, national optical chains that have greater resources than us;

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  The demand for contact lenses could be substantially reduced if alternative technologies to permanently correct vision gain in popularity;

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  We do not have any property rights in the 1-800 CONTACTS telephone number or the Internet addresses that we use;

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  Increases in the cost of shipping, postage or credit card processing could harm our business;

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  Our business could be harmed if we are required to collect state sales tax on the sale of all products;

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  We face an inherent risk of exposure to product liability claims in the event that the use of the products we manufacture or sell results in personal injury;

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  We conduct our retail operations through a single distribution facility;

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  Our success is dependent, in part, on continued use of the Internet;

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  Government regulation and legal uncertainties relating to the Internet and online commerce could negatively impact our business operations;

  •
  Changing technology could adversely affect the operation of our website;

  •
  We may not be able to develop and manufacture a viable, high quality contact lens for sale to consumers that meets all federal regulatory requirements;

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  We may not be able to fully integrate the operations of our acquisitions into our business;

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  Consumer acceptance of our manufactured products may not meet our expectations;

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  Our intellectual property rights may be challenged;

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  We may encounter legal, regulatory and government agency oversight risks with foreign operations;

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  Our interpretation of foreign and domestic tax laws may be incorrect;

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  We may not be able to establish a sufficient network of eye care practitioners to prescribe the products manufactured by us;

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  We may not be able to adequately manage our foreign currency risk;

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  We may incur unforeseen costs or not realize all of the anticipated benefits from our relationships with Johnson & Johnson Vision Care, CIBA Vision and Cole;

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  We may be required to reduce the carrying value of our intangible assets if events and circumstances indicate the remaining balance of intangible assets may not be recoverable; and

  •
  We may incur an increase in order cancellations due to the prescription verification requirements of the Fairness to Contact Lens Consumers Act. The requirements for prescriptions release and proper verification of all orders will be enforced by the Federal Trade Commission.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        On January 30, 2003, we completed the acquisition of certain assets and the assumption of certain liabilities of Lens Express LLC and Camelot Ventures/CJ, L.L.C. d/b/a Lens 1st (collectively, the "Seller"), two leading U.S. mail order contact lens retailers. The assets acquired included databases, customer information, web sites and Internet addresses or domain names, telephone numbers, certain specified contracts and intellectual property rights. In addition, acquired assets included certain property, equipment, inventories, receivables and prepaid expenses. With the exception of specifically identified liabilities, we did not assume the liabilities of the Seller. The liabilities assumed by us included certain of the Seller's identified contracts, accounts payable, accrued liabilities, certain customer program obligations and severance obligations as of January 30, 2003.

        We accounted for these transactions under the purchase method in accordance with SFAS No. 141. The results of operations of the acquired businesses are included in the consolidated results of the Company from the dates of the acquisitions.

        The unaudited pro forma condensed combined statement of operations for the year ended January 3, 2004 gives effect to (i) the acquisition of Lens Express LLC ("Lens Express") and (ii) the acquisition of Camelot Ventures/CJ, L.L.C. d/b/a Lens 1st ("Lens 1st"), as if such transactions had occurred at the beginning of fiscal 2003.

        The unaudited pro forma financial information presented herein is based on the assumptions and adjustments described in the accompanying notes and are presented for illustrative purposes only. The unaudited pro forma financial information does not purport to represent what our results of operations actually would have been if the events described above had occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma financial information, and the accompanying notes, should be read in conjunction with the historical financial statements, including the notes thereto incorporated by reference in this prospectus.

1-800 CONTACTS, INC.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended January 3, 2004

(in thousands, except per share amounts)

	1-800 CONTACTS	Lens Express	Lens 1st	Pro Forma Adjustments		Pro Forma Combined
	(Year ended January 3, 2004)	(January 1, 2003 to January 29, 2003)	(January 1, 2003 to January 29, 2003)
Net product sales	$187,303	$2,345	$1,064			$190,712
Cost of goods sold	116,873	1,250	737			118,860

Gross profit	70,430	1,095	327			71,852

Selling, general and administrative expenses:
Advertising	20,191	6	104			20,301
Legal and professional	6,352	14	5			6,371
Research and development	4,625	—	—			4,625
Other selling, general and administrative	37,615	620	449	(29	)(a)
				45	(b)	38,700

Total selling, general and administrative expenses	68,783	640	558	16		69,997

Income (loss) from operations	1,647	455	(231)	(16)		1,855
Interest expense	(1,276)	(22)	(9)	7	(c)	(1,300)
Other income, net	109	—	—			109

Income before provision for income taxes	480	433	(240)	(9)		664
Provision for income taxes	(1,918)	—	—	(70	)(d)	(1,988)

Net income (loss)	$(1,438)	$433	$(240)	$(79)		$(1,324)

Loss per common share:
Basic and diluted	$(0.11)					$(0.10)
Weighted average common shares outstanding:
Basic and diluted	12,696			78	(e)	12,774

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

(in thousands, except share amounts)

1.     Basis Of Presentation.

        The accompanying unaudited pro forma condensed combined statements of operations have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

2.     Acquisition Of Lens Express And Lens 1st.

        The following sets forth the consideration paid by the Company (dollars in thousands, except per share amounts):

Cash	$6,500
Restricted shares (900,000 shares at $22.07 per share)	19,859
Estimated direct acquisition expenses	512
Accounts payable	3,575
Accrued expenses	524

Purchase consideration	$30,970

        For purposes of computing the purchase price, the value of the restricted common stock was determined by taking the average closing price of the Company's common stock as quoted on NASDAQ for the two days before, the day of and the two days following the announcement of the signing of a letter of intent to acquire Lens Express and Lens 1st. This average price was then reduced by a 15 percent discount due to the restriction provisions associated with the common shares issued. The discount was determined by an independent third party appraisal.

        The following table sets forth the allocation of the purchase price to the tangible and intangible assets acquired (in thousands):

Accounts receivable	$178
Inventories	2,740
Other assets	76
Property and equipment	572
Customer list	5,100
Goodwill	22,304

Total	$30,970

3.     Pro Forma Adjustments.

        The pro forma condensed combined financial statements give effect to the following pro forma adjustments in connection with the acquisitions (dollars in thousands):

  (a)
  To reflect a reduction of depreciation expense based on the depreciation of the recorded fair value of Lens Express and Lens 1st acquired equipment using an estimated useful life of four years.

  (b)
  To reflect amortization related to the acquired definite-lived customer list intangible asset using an estimated useful life of five years, net of historical amortization on the Lens Express and Lens 1st intangible assets.

  (c)
  To remove the historical interest expense, net of additional interest expense associated with the portion of the revolving credit facility used to finance the cash portion of the Lens Express and Lens 1st purchase consideration.

  (d)
  To provide income taxes for the results of pro forma operations and the pro forma adjustments related to the Lens Express and Lens 1st acquisition using an effective income tax rate of 38 percent.

  (e)
  To reflect the effect of 900,000 restricted common shares issued in connection with the acquisitions.

USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds of the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

        We are registering all 155,084 shares covered by this prospectus on behalf of the selling stockholders named in the table below (including their donees, pledgees, distributees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We issued all of these shares of common stock to the selling stockholders in connection with our acquisition of VisionTec CL Ltd. (subsequently renamed ClearLab UK), a developer and manufacturer of daily contact lenses based in the United Kingdom. We are registering the shares in order to permit the selling stockholders to offer these shares for resale from time to time. The selling stockholders may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the respective selling stockholders. For more information, see "Plan of Distribution." Except as noted below, none of the selling stockholders has had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock. In connection with the transaction, Dr. Alan Cooke, Andrew Smith, Howard Sutton and Wade Tipton entered into employment agreements with us.

        The table below lists the selling stockholders and the other information regarding the ownership of the common stock by each of the selling stockholders.

	Shares Owned Prior to Offering			Shares Owned After Offering(1)
			Number of Shares Being Offered Hereby
Selling Stockholder
	Number	Percentage(2)		Number	Percentage(2)
Dr. Alan Cooke	23,360	*	23,360	0	*
R.J. Cooke	1,869	*	1,869	0	*
M.A. Cooke	1,869	*	1,869	0	*
P. Gardiner	1,869	*	1,869	0	*
J. Gardiner	1,869	*	1,869	0	*
Geoffrey Cooke	6,229	*	6,229	0	*
A.H. Cooke	1,869	*	1,869	0	*
G.G. Cooke	1,869	*	1,869	0	*
Andrew Smith	10,901	*	10,901	0	*
Howard Sutton	10,901	*	10,901	0	*
Sefta Trustees Ltd.	9,967	*	9,967	0	*
Wade Tipton	7,164	*	7,164	0	*
Coopervision Manufacturing Ltd.	12,267	*	12,267	0	*
BTG International Ltd.	63,081	*	63,081	0	*

*
Less than 1.0%.

(1)
Assumes that the selling stockholders dispose of all of the shares of common stock covered by this prospectus and do not acquire or dispose of any additional shares of common stock. However, the selling stockholders are not representing that any of the shares covered by this prospectus will be offered for sale, and the selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares.

(2)
The percentage of common stock beneficially owned is based on the shares of common stock outstanding on April 30, 2004.

        The prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

DESCRIPTION OF CAPITAL STOCK

General Matters

        Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of April 30, 2004, we had 13,284,301 shares of common stock (which includes the 155,084 shares covered by this prospectus) issued and outstanding and no shares of preferred stock issued and outstanding. The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and is qualified in its entirety by, our restated certificate of incorporation and the by-laws that are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law. See "Where You Can Find More Information."

        Our restated certificate of incorporation and by-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by the board of directors.

Common Stock

        The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive pro rata of our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

        Our common stock is included for trading on the Nasdaq National Market under the symbol "CTAC."

Preferred Stock

        Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, of our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

        Classified Board.    Our restated certificate of incorporation provides for the board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board of directors will be elected each year. Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

        Elimination of Stockholder Action Through Written Consents.    Our restated certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

        Elimination of the Ability to Call Special Meetings.    Our restated certificate of incorporation and the by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

        Advanced Notice Procedures.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Amendments to the Restated Certificate and By-laws.    Our restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to our restated certification of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

        We are subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless

  •
  the transaction is approved by the board of directors prior to the date the stockholder obtained the "interested stockholder" status;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

        Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of our initial public offering and expect to enter into similar agreements with any new directors or executive officers.

Transfer Agent and Registrar

        The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, Plaza Level, New York, New York 10038 and its telephone number is (718) 921-8200.

PLAN OF DISTRIBUTION

        The selling stockholders (including, subject to applicable law, their pledgees, donees, distributees, transferees or successors-in-interest who receive any shares covered by this prospectus) are offering shares of our common stock that they acquired from us in connection with the acquisition of VisionTec CL Ltd. (subsequently renamed ClearLab UK, Ltd.), a developer and manufacturer of daily contact lenses based in the United Kingdom. This prospectus covers the selling stockholders' resale of up to 155,084 shares of our common stock.

        In connection with the acquisition, we agreed to file a registration statement with the SEC. This registration statement covers the resale of the common stock from time to time as indicated in this prospectus. This prospectus forms a part of that registration statement. We have agreed to pay the reasonable fees and expenses incident to the filing of the registration statement, but the selling stockholders will pay half of the SEC registration fee and any brokerage commissions, discounts or other expenses relating to the sale of the common stock.

        The selling stockholders may sell the shares of common stock described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares of the common stock covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholders may sell such shares under Rule 144 rather than pursuant to this prospectus.

        The selling stockholders may sell shares of common stock from time to time in one or more transactions:

  •
  at fixed prices that may be changed;

  •
  at market prices prevailing at the time of sale;

  •
  at prices related to such prevailing market prices; or

  •
  at negotiated prices.

        The selling stockholders may offer their shares of common stock in one or more of the following transactions (which may include block trades and crosses):

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in privately negotiated transactions;

  •
  through put or call options;

  •
  by pledge to secure debts and other obligations;

  •
  by a combination of the above methods of sale; or

  •
  to cover short sales.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares. The selling stockholders also may sell shares short and deliver the shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loaned or pledged shares pursuant to this prospectus.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act. As underwriters, any profits on the resale of the shares of common stock and any compensation to be received by an underwriter, broker-dealer or agent would be deemed underwriting discounts and commissions under the Securities Act. Each selling stockholder has represented to us it purchased the common stock in the ordinary course of its business, and at the time the selling stockholder purchased the common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

        Selling stockholders that are deemed underwriters will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling stockholders for the purpose of satisfying the prospectus delivery requirements.

        To our knowledge, the selling stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The selling stockholders will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders. These restrictions may affect the marketability of such shares.

        To the extent necessary, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement. A supplement to this prospectus will also be filed upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed on for 1-800 CONTACTS, INC. by Ballard Spahr Andrews & Ingersoll LLP, Salt Lake City, Utah.

EXPERTS

        The consolidated balance sheets of 1-800 CONTACTS, INC. as of December 28, 2002 and January 3, 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for the fiscal years then ended included in the Company's Annual Report on Form 10-K have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, dated February 27, 2004, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows of 1-800 CONTACTS, INC. for the fiscal year ended December 29, 2001 included in the Company's Annual Report on Form 10-K have been incorporated by reference herein and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto.

        We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to its being named in this Form S-3 as having certified our financial statements for the year ended December 29, 2001, as required by Section 7 of the Securities Act. Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

        The consolidated financial statements of Lens Express, Inc. as of October 31, 2002 and 2001 and for each of the years in the successor periods for the years ended October 31, 2002 and 2001, the period from June 16, 2000 to October 31, 2000, and the predecessor period from November 1, 1999 to June 15, 2000 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Lens Express, Inc.'s ability to continue as a going concern and the sale of the net assets of Lens Express, Inc.) and has been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Camelot Ventures/CJ, LLC d/b/a Lens 1st as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and for the period from inception (June 8, 2001) through December 31, 2001 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of K&D Distributors, Ltd. d/b/a Lens 1st as of June 7, 2001 and for the period from January 1, 2001 through June 7, 2001 which appear in our Current Report on Form 8-K/A filed on April 15, 2003 which is incorporated by reference in this registration statement on Form S-3 so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses, to be paid solely by us (other than the Securities and Exchange Commission registration fee, which will be shared by us and the selling stockholders), in connection with the sale of the securities being registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$303
Printer expenses	5,000
Accounting fees and expenses	30,000
Legal fees and expenses	35,000
Miscellaneous expenses	4,697

Total	75,000

Item 15. Indemnification of Directors and Officers.

        We are incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which the officer or director has actually and reasonably incurred.

        Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

        Our restated certificate of incorporation and by-laws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law. Our restated certificate of incorporation specifically authorizes us to maintain insurance and to grant similar indemnification rights to our employees or agents. Our restated certificate of incorporation also limits the liability of directors to the fullest extent permitted by the General Corporation Law.

Item 16. Exhibits.

        The attached Exhibit Index is incorporated herein by reference.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes:

          (1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Draper, State of Utah, on this 20th day of May, 2004.

1-800 CONTACTS, INC.
By:	/s/ JONATHAN C. COON Jonathan C. Coon Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan C. Coon and R. Joe Zeidner, and each or either of them, his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-3, and to file such amendments, together with exhibits and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ JONATHAN C. COON Jonathan C. Coon	Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2004
/s/ BRIAN W. BETHERS Brian W. Bethers	President and Chief Financial Officer (Principal Financial Officer)	May 20, 2004
/s/ AARON J. MEYER Aaron J. Meyer	Corporate Controller (Principal Accounting Officer)	May 20, 2004
/s/ JOHN F. NICHOLS John F. Nichols	Director	May 20, 2004
Bradley T. Knight	Director	May , 2004
/s/ JASON S. SUBOTKY Jason S. Subotky	Director	May 21, 2004

/s/ STEPHEN A. YACKTMAN Stephen A. Yacktman	Director	May 20, 2004
/s/ THOMAS H. BOGGS, JR. Thomas H. Boggs, Jr.	Director	May 19, 2004
/s/ GARTH T. VINCENT Garth T. Vincent	Director	May 19, 2004

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation.(1)
3.2	By-Laws.(1)
4.1	Form of certificate representing shares of common stock, $0.01 par value per share.(2)
5.1	Opinion of Ballard Spahr Andrews & Ingersoll LLP.
23.1	Consent of KPMG LLP.
23.2	Consent of Deloitte & Touche LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of Ballard Spahr Andrews & Ingersoll LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included in Part II to the Registration Statement).

(1)
Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 4, 1998 (Commission File No. 0-23633).

(2)
Incorporated by reference to the same numbered exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-41055).

E-1